Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands)

	Norcraft Holdings L.P.
	For the Period October 21 through December 31, 2003		Fiscal Year Ended December 31,
			2004		2005
EARNINGS:
Income from continuing operations	$2,050		$23,127		$29,669
Fixed charges	3,703		22,074		27,993

Earnings before fixed charges	5,753		45,201		57,662
FIXED CHARGES:
Interest expense	3,217		18,815		23,208
Amortization of deferred debt issuance costs	391		2,714		4,127
Capitalized interest	—		—		—
Interest portion of rent expense	95		545		658

Fixed charges	$3,703		$22,074		$27,993
Ratio of earnings to fixed charges	1.6	x	2.0	x	2.1	x

	Norcraft Companies L.P.
	Predecessor						Successor
	Fiscal Year Ended December 31,				For the Period January 1, 2003 through October 20, 2003		For the Period October 21 through December 31, 2003		Fiscal Year Ended December 31,
	2001		2002						2004		2005
EARNINGS:
Income from continuing operations	$6,427		$22,608		$23,806		$2,050		$26,170		$38,339
Fixed charges	4,018		3,120		2,016		3,703		19,031		19,323

Earnings before fixed charges	10,445		25,728		25,822		5,753		45,201		57,662
FIXED CHARGES:
Interest expense	3,585		2,574		1,422		3,217		15,897		14,893
Amortization of deferred debt issuance costs	198		301		267		391		2,589		3,772
Capitalized interest	—		—		—		—		—		—
Interest portion of rent expense	234		245		327		95		545		658

Fixed charges	$4,018		$3,120		$2,016		$3,703		$19,031		$19,323
Ratio of earnings to fixed charges	2.6	x	8.2	x	12.8	x	1.6	x	2.4	x	3.0	x